VIA FACSIMILE (202) 772-9204

AND FEDERAL EXPRESS

December 21, 2007

Ms. Ellie Quarles

Special Counsel

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK, Inc.
Definitive 14A
Filed March 29, 2007
File No. 1-13643

Dear Ms. Quarles:

This letter is in response to your letter dated December 6, 2007, to ONEOK, Inc. (the “Company”). Our responses to your comments are set forth in the order presented in your letter.

Compensation Methodology, page 28

1.	We note your response to comment 5 in our letter dated August 21, 2007. We reissue that comment with respect to identifying the components of the Towers Perrin compensation database.

RESPONSE:

The survey data prepared and presented by Towers Perrin to our Executive Compensation Committee in 2007 was collected from the Towers Perrin 2006 Energy Services Executive Compensation Data Base as well as the Towers Perrin 2006 Benchmark Survey of Energy Trading & Marketing Positions. There were 97 participants in the 2006 Energy Services Executive Compensation Data Base and 64 participants in the 2006 Benchmark Survey of Energy Trading & Marketing Positions. If our Executive Compensation Committee uses either the Towers Perrin Energy Services Executive Compensation Data Base, the Towers Perrin Benchmark Survey of Energy Trading & Marketing Positions, or other similar data sources in its

Ellie Quarles

December 21, 2007

2007 benchmarking and competitive assessment of our executive compensation program, we will identify the companies included in the relevant data bases in our 2008 and future proxy statements.

Components of Compensation – Annual Cash Compensation, page 29

2.	We note your response to comment 7 in our letter dated August 21, 2007. Please expand your argument to address separately your reasons for not including 2006 versus 2007 financial or operational targets. Please provide more specific examples of how disclosure of the 2006 financial or operational targets would cause competitive harm after the completion of 2006.

RESPONSE:

Our future proxy statements will include the financial and operational targets adopted by our Executive Compensation Committee under our annual officer incentive plan for the completed year for which executive compensation disclosure is being made.

In the event that you have any questions or additional comments or need additional information relating to the foregoing responses, please contact the undersigned. Otherwise, we would appreciate confirmation from you as soon as possible that the foregoing responses satisfactorily respond to the comments set forth in your letter and that no further action on our part is required.

Sincerely,

/s/ James C. Kneale James C. Kneale
President and Chief Operating Officer

JCK:bjt